SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

January 19, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re: SolarMax Technology, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 23, 2023

File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated January 12, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. Amendment No. 4 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 16

1.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a risk factor, separate from the more general risk factor beginning on page 56, addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We added two risk factors under the subhead “Risks Related to the Offering and our Common Stock” – “The trading price of our common stock may be volatile, and you could lose all or part of your investment” and “Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock,” and we included the following language in the Summary of Risk Factors in the Prospectus Summary “We may experience extreme volatility in the price of our common stock,  which may make it difficult for prospective investors to assess the value or our common stock and you may experience losses, which may be material, if the price of our common stock declines after this offering.”

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC